                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)

                                  (AMENDMENT 1)

                               Guitar Center, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   402040 10 9
                   -----------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                / / Rule 13d-1(b)

                / / Rule 13d-1(c)

                /X/ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

-------------------------------              -----------------------------------
 CUSIP NO. 402040 10 9             13G/A              PAGE 2 OF 5 PAGES
-------------------------------              -----------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MARTIN ALBERTSON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)    / /
                                                                   (b)    / /
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER
   NUMBER OF SHARES          607,707
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6    SHARED VOTING POWER
         EACH                567,915
      REPORTING       ----------------------------------------------------------
        PERSON          7    SOLE DISPOSITIVE POWER
                             607,707
                      ----------------------------------------------------------
         WITH           8    SHARED DISPOSITIVE POWER
                             567,915
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED

       1,175,622
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         / /
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

-------------------------------              -----------------------------------
 CUSIP NO. 402040 10 9            13G/A              PAGE 3 OF 5 PAGES
-------------------------------              -----------------------------------

ITEM 1(a).  NAME OF ISSUER:

                 Guitar Center, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 5155 Clareton Drive, Agoura Hills, California 91301

ITEM 2(a).  NAME OF PERSON FILING:

                 The name of the person filing this information is Martin Albertson.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 The address of the principal  business office of Mr.
            Albertson c/o Guitar Center, Inc. 5155 Clareton Drive, Agoura Hills, CA 91301.

ITEM 2(c).  CITIZENSHIP:

                 Mr. Albertson is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                 This information statement relates to the Common
            Stock,  $01. par value, of the Issuer (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

                 The CUSIP number of the Common Stock is 402040 10 9.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)   Amount Beneficially Owned:

                  Mr. Albertson beneficially owns 1,175,622 shares of Common Stock. The shares shown in items 6, 8, and 9 of the cover pages for Mr. Albertson include the following: (1) 462,711 shares of Common Stock held by a trust for the benefit of Mr. Albertson and his spouse for which Mr. Albertson and his spouse serve as co-trustees; (2) 100,000 shares of Common Stock held by a limited partnership for which Mr. Albertson is a general partner; (3) 52,602 shares of Common Stock held in trust for the benefit of Mr. Albertson and one of his children for which Mr. Albertson serves as trustee; and (4) 52,602 shares of Common Stock held in trust for the benefit of Mr. Albertson's spouse and one of his children for which Mr. Albertson serves as trustee.

                  The shares shown in items 5, 7 and 9 of the cover page for Mr. Albertson include 109,722 shares issuable upon the exercise of a currently exercisable option granted to Mr. Albertson by Chase Venture Capital Associates, L.P., Wells Fargo Small Business Investment Company, Inc., and Weston Presido Capital II, L.P, and 397,985 shares issuable upon the exercise of a currently exercisable option granted to Mr. Albertson by the Issuer.

            (b)   Percent of Class:

                  5.3%

-------------------------------              -----------------------------------
 CUSIP NO. 402040 10 9            13G/A              PAGE 4 OF 5 PAGES
-------------------------------              -----------------------------------

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote        607,707.
                 (ii)   shared power to vote or to direct the vote      567,915.
                 (iii)  sole power to dispose or to direct the
                        disposition of                                  607,707.
                 (iv)   shared power to dispose or to direct the
                        disposition of                                  567,915.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            See item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

-------------------------------              -----------------------------------
 CUSIP NO. 402040 10 9            13G/A              PAGE 5 OF 5 PAGES
-------------------------------              -----------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000               /s/ Martin Albertson
                                       ----------------------
                                       Martin Albertson


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)